EXHIBIT 99.1

Evaxion announces business update and second quarter 2025 financial results

COPENHAGEN, Denmark, August 14, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, provides business update and announces second quarter 2025 financial results.

Business highlights (since last quarterly update)
Evaxion continues to execute its strategy and plans with a number of significant achievements across the company in recent months. We remain on track to achieve the milestones set for 2025. Highlights include:

  Continued strong execution of the phase 2 trial with personalized cancer vaccine EVX-01. All patients have now completed treatment and the full two-year clinical efficacy data from the trial will be presented at an oral session at the ESMO Congress in October 2025. This will provide a fantastic opportunity to announce the data to a large international audience, including potential partners.
  Further, the recruitment for the one-year extension of the phase 2 trial is finalized, allowing us to present three-year EVX-01 data in 2026.
  Massive recognition of our AI-Immunology™ platform through a grant from the Gates Foundation to explore design options for a new and unique sub-unit vaccine against polio. This validation further supports the strong external interest in AI-Immunology™ from potential partners and collaborators.
  Expansion of our R&D pipeline with EVX-B4, a new vaccine program against Group A Streptococcus bacteria, underscoring the scalability of AI-Immunology™ to more than 100 different diseases.
  Significant improvement in our financial position through an agreement with the European Investment Bank (EIB) to convert debt into equity on favorable terms for Evaxion and our shareholders. The agreement saw our equity immediately improved by $4.1 million. Current cash at hand is sufficient to fund our operating expenses and capital expenditure requirements until mid-2026.
  The search for a new CEO is on-going following the stepping down of Christian Kanstrup and Birgitte Rønø taking the role of interim CEO. Our strategy, tactical plans and anticipated milestones are unchanged.

“We maintain a strong operational momentum as we track towards further potential value catalysts, most importantly presentation of the two-year EVX-01 clinical data and potential exercise by MSD of one or two of their options on EVX-B2 and EVX-B3. Business development discussions remain a key priority, both in terms of advancing ongoing discussions and entering new ones, as we pursue the remaining company milestones set for 2025,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

Conference call and webcast
Evaxion’s Executive Management will host a conference call and webcast today, presenting the business update and financial results as well as taking questions. This event is free, open to the public and encouraged.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique PIN code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

Research & Development (R&D) update
Evaxion has a R&D pipeline of innovative development candidates for both cancer and infectious diseases.

Personalized cancer vaccine EVX-01, which is being evaluated as a treatment for advanced melanoma (skin cancer) in the ongoing phase 2 trial, is our most advanced asset. We continue to progress the trial according to plan and have completed the treatment of all patients. Thus, we are set to collect and present two-year clinical efficacy data from the trial.

We are excited that the data has been accepted for oral presentation at the European Society for Medical Oncology (ESMO) Congress 2025 on October 17, 2025. As one of the most important medical oncology conferences in the world, it will be a great venue for us to present the data to a large audience, including potential partners. The trial has already yielded very promising data, including convincing one-year clinical data and immune data, and we are looking forward to sharing the results observed after two years of treatment.

To further enhance EVX-01’s data package we decided earlier in the year to extend the trial by a further year. This might allow us to document even better effects of the treatment than what will be observed after one and two years. We have now finalized recruitment of patients for the trial extension with the three-year data expected next year.

Further to our clinical progress, we also maintain a high level of preclinical activity. We got another massive recognition of the potential of AI-Immunology™ through a grant from the Gates Foundation to explore design options for a new and unique vaccine against polio. On top of allowing further application and validation of the platform without adding to our operational expenditure, the grant has further supported the interest in collaborations and partnerships from other external parties.

Polio is not the only new disease against which we will be applying AI-Immunology™. In June, we announced the expansion of our R&D pipeline with EVX-B4, a new vaccine program against Group A Streptococcus. This is again showcasing the scalability of AI-Immunology™, which can be applied to more than 100 different diseases thanks to its unique architecture. This, in turn, creates numerous potential partnerships and out-licensing opportunities for us.

Business development update
The EVX-B2 and EVX-B3 programs, being conducted in collaboration with MSD, continue to track towards potential option exercise in the second half of 2025. Following potential option exercise, MSD would take over further development and commercialization with Evaxion entitled to significant milestone payments as development successfully progresses. Evaxion would also be entitled to royalties on future sales.

The MSD collaboration on EVX-B2 and EVX-B3 is a great example of the partnering strategy we are pursuing. Our long-term value creation rests on monetization of both our R&D pipeline assets and AI-Immunology™ platform through multiple partnerships. Our investments are aimed at creating and improving our opportunities to enter such partnerships.

As per our strategy, business development remains a high priority, and we continue to be engaged in multiple parallel partnership discussions based on a solid level of external interest in both our platform and pipeline. We maintain the ambition to enter at least two new partnership deals in 2025 while also reiterating that the current turmoil in the financial markets and increased regulatory uncertainty is having an impact on the decision processes with some potential partners.

EIB loan conversion
We have significantly bolstered our capital structure by agreeing with the European Investment Bank (EIB) to convert debt into equity on favorable terms for Evaxion and our shareholders.

EIB has converted €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87, corresponding to a premium of 89% to the share price the day before the agreement was announced.

The agreement saw our equity immediately improved by $4.1 million and substantially reduce our overall liabilities, simplifies our balance sheet and improves our financial flexibility and future cash flow.

Second quarter 2025 financial results
Our financial situation remains solid with our cash runway extending to mid-2026.

Cash and cash equivalents as of June 30, 2025, were $14.7 million, as compared to $6.0 million as of December 31, 2024. The significant improvement in our cash position is due to our successful capital markets initiatives in Q1 2025, and we expect our existing cash and cash equivalents to be sufficient to fund our operating expenses and capital expenditure requirements till mid-2026.

Revenue of $37 thousand was recorded in the three months ending June 30, 2025, primarily relating to revenue recorded from Gates Foundation, as compared to $154 thousand same period last year relating to revenue from the collaborative agreement with MSD.

Research and development (R&D) expenses were $2.2 million for the period ending June 30, 2025, compared to $2.8 million for the same period in 2024. The reduced spending relates to cost management and efficiencies, and project costs being more back-end loaded in 2025 compared to 2024.

General and administrative expenses were $2.2 million for the second quarter 2025, compared to $2.0 million for the second quarter 2024. The increase is primarily driven by capital market transaction costs and increased investor relations activities.

Net financial income in the second quarter of 2025 is driven by $0.3 million net expense from remeasurement of the derivative liability from investor warrants from our January 2025 public offering, compared to a net expense from remeasurement of derivative liability of $1.7 million in the second quarter 2024. The accounting is aligned with the required treatment according to IAS/IFRS, as further explained below.

For the three-month period ending June 30, 2025, we generated a net loss of $4.8 million, or $(0.02) per basic and diluted share, as compared to a net loss of $6.2 million, or $(0.12) per basic and diluted share for the same period 2024. The change is mainly due to a higher change in fair value of derivative liability in the same period in 2024.

Total equity amounts to $6.2 million as of June 30, 2025, which is a significant improvement compared to a negative equity of $(1.7) million as of December 31, 2024.

The equity is negatively impacted by $0.4 million as of June 30, 2025, arising from the net effect of the derivative liability from investor warrants issued as part of our January 2025 public offering. According to IAS/IFRS, the investor warrants are seen as derivative instruments, as the exercise price is denominated in USD while our company’s functional currency is DKK. Part of the proceeds from capital raises are consequently recognized as derivative liabilities. Reassessments are disclosed as financial income/expense and reverted to equity when warrants are exercised or lapse. The derivative liability from investor warrants has no impact on other items in the financial statement, hence Evaxion discloses the impact as a separate equity item.

During March 2025, an agreement has been made with approximately 50% of the participating investors from the January 2025 public offering to convert the exercise price from USD into DKK to eliminate the derivative liability, whereas approximately 50% of the liability was reversed in Q1 2025 and will thereby not impact the accounts going forward.

We will continue to focus and maintain our strict cost control and diligently prioritize and optimize our resource allocation. This enables us to absorb the general cost increase and inflation within the same cash spend as in 2024, e.g. we expect an operational cash burn of approximately $14 million in 2025.

Evaxion A/S
(Unaudited) Consolidated Statement of Financial Position Data
(USD in thousands)

	June 30, 2025	Dec 31, 2024
Cash and cash equivalents	14,746	5,952
Total assets	22,449	12,485
Total liabilities	16,223	14,137
Share capital	11,823	10,516
Other reserves	121,778	106,369
Accumulated deficit	(124,943)	(118,537)
Total equity before derivative warrant liability	8,658	1,652
Effect from derivative liabilities from investor warrants	(2,432)	-
Total equity	6,226	1,652
Total liabilities and equity	22,449	12,485

Evaxion A/S
(Unaudited) Consolidated Statement of Comprehensive Loss Data
(USD in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	37	154	37	205
Research and development	(2,165)	(2,752)	(4,321)	(5,588)
General and administrative	(2,212)	(1,983)	(3,924)	(3,594)
Operating loss	(4,340)	(4,581)	(8,208)	(8,977)
Finance income	1,821	220	4,305	5,838
Finance expenses	(2,498)	(2,036)	(2,895)	(2,282)
Net loss before tax	(5,026)	(6,198)	(6,798)	(5,421)
Income tax benefit	195	199	387	417
Net loss for the period	(4,831)	(6,198)	6,411	(5,004)
Net loss attributable to shareholders of Evaxion A/S	(4,831)	(6,198)	6,411	(5,004)
Loss per share – basic and diluted	(0.02)	(0.12)	(0.02)	0.10
Number of shares used for calculation (basic and diluted)	315,828,608	53,787,469	275,434,522	50,212,854

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.